Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-162195
Dated: November 13, 2009

DB EMERALD

Equity MEan Reversion ALpha inDex

October 31, 2009

DB EMERALD

Bloomberg Ticker: DBVEMR

Equity MEan Reversion ALpha inDex

DB EMERALD seeks to capture returns from mean-reversion of the S&P 500 Index during the course of a single week

- The tendency for daily returns of an index to be followed by daily returns in the opposite direction (or mean-revert) is referred to as negative serial correlation. For an index displaying such a tendency, the net weekly change (or "weekly" volatility) would under-represent the amount the index moved during the week (or "daily" volatility)
  - **Illustration: In the fall of 2008, brief but sharp rallies interrupted the dramatic market sell-off frequently. Volatility observed daily topped 70%, but volatility observed weekly registered around 50%.[1]**

S&P 500 Daily Returns Sep 3 2008 to Dec 16 2008


10%
5%
0%
-5%
-10%
Sep 3
Sep 10
Sep 17
Sep 24
Oct 1
Oct 8
Oct 15
Oct 22
Oct 29
Nov 5
Nov 12
Nov 19
Nov 26
Dec 4
Dec 11

[1] This was an extreme period with volatility spreads that were highly abnormal and not likely to be frequently repeated.

Note: DB EMERALD did not exist prior to October 12, 2009. All results prior to that date were retrospectively calculated and do not reflect actual returns. Past performance is not necessarily indicative of how the index will perform in the future. The performance of DB EMERALD does not reflect fees and/or costs.

Source: Deutsche Bank, 2009

Deutsche Bank

Page 1

DB EMERALD
Bloomberg Ticker: DBVEMR

Equity MEan Reversion ALpha inDex

DB EMERALD's performance is tied to the spread between "daily" volatility and
"weekly" volatility

[] In the S&P 500 Index, volatility observed daily has exceeded volatility observed weekly over the past 11 years approx. 70% of the time(1)

[] DB EMERALD seeks to monetize this negative serial correlation through a strategy that periodically buys "daily" volatility and sells "weekly"
volatility on the S&P 500 Index in equal notional amounts

[] The strategy offers a unique risk profile that may offset market risk

-- DB EMERALD has risen steadily with infrequent drawdowns that were generally quickly recovered

-- Significant positive returns in the past 18 months (based on retrospective calculation, not actual returns) demonstrate the value DB EMERALD can offer during periods of market turmoil (see chart on next page)

1 Daily and weekly volatilities of the S&P 500 Index were observed over rolling
6-month periods Note: DB EMERALD did not exist prior to October 12, 2009. All results prior to that date were retrospectively calculated and do not reflect actual returns. Past performance is not necessarily indicative of how the index will perform in the future. The performance of DB EMERALD does not reflect fees and/or costs.

Source: Deutsche Bank, 2009

DB EMERALD Bloomberg Ticker: DBVEMR

Retrospective & Historical Performance

Excess Returns (Mar 98 -- Oct 09)

[] Annualized Return: 6.0%

[] Volatility (weekly): 7.9%

[] Sharpe Ratio: 0.76

[] Correlations (weekly): -- vs. S&P 500: 0.23 -- vs. VIX: -0.18

[] 12-Month Rolling Returns (measured daily)

-- % Positive: 87%

-- % Negative: 13%

-- Average: 6.8%

-- Median: 4.6%

Note: DB EMERALD did not exist prior to October 12, 2009. All results prior to that date were retrospectively calculated and do not reflect actual returns.
Past performance is not necessarily indicative of how the index will perform in the future. The performance of DB EMERALD does not reflect fees and/or costs.

Source: Deutsche Bank, 2009

DB EMERALD Bloomberg Ticker: DBVEMR
Index Construction

DB EMERALD is calculated from the daily and weekly returns (1) of the S&P 500

[] DB EMERALD is a composite of 5 "weekday" sub-indices, one for each day of the week, which measure volatility over one-week periods starting and ending on their respective day of the week

-- The daily return of DB EMERALD is approx. equal to the sum of 1/5 the return of each of the sub-indices

[] Let's look at the Monday sub-index during June 2009 as an illustration

-- The daily returns are calculated from Mon-Tue, Tue-Wed, Wed-Thu, Thu-Fri and
Fri-Mon

-- The weekly returns are calculated looking back to Monday each time, so
Mon-Tue, Mon-Wed, Mon-Thu, Mon-Fri and Mon-Mon

-- At the end of each week period ending on a Monday, the calculations reset and start over

1 Daily and weekly returns are calculated as natural log (LN) returns

Source: Deutsche Bank, 2009

DB EMERALD Bloomberg Ticker: DBVEMR

Index Construction

Calculating daily/weekly variance 1

[] We calculate daily variance on any day during each Mon-Mon week by squaring and then summing the daily returns (2) of the S&P 500 Index to that day

[] We calculate weekly variance on any day during each Mon-Mon week by squaring the weekly return(1) to that day

[] At the end of each Mon-Mon week, we reset each calculation to zero and start over

[] Summing the squared daily returns provides a measure of the degree of total movement of the S&P 500 Index during the week, irrespective of direction, which we can compare to the squared return of the S&P 500 Index during the week

1 Variance is the square of volatility and is used in certain products in the over-the-counter (OTC) derivatives market in place of volatility due to mathematical properties that make it more convenient for financial institutions to value and hedge those products. DB EMERALD primarily uses variance in its calculations for this reason, but uses and refers to volatility as a standard reference measure consistent with market practice.

2 Daily and weekly returns are calculated as natural log (LN) returns
Source: Deutsche Bank, 2009

DB EMERALD Bloomberg Ticker: DBVEMR

Index Construction

DB EMERALD moves as a function of the daily-weekly variance spread

[] The Monday sub-index moves in accordance with the cumulative spread between the daily and weekly variance of the S&P 500 during each Mon-Mon week

[] At the end of each Mon-Mon week the cumulative spread resets to zero and starts over

DB EMERALD Bloomberg Ticker: DBVEMR

Index Construction

DB EMERALD rebalances frequently to maintain a consistent exposure through periods of changing volatility

[] The notional of each sub-index is rebalanced weekly such that the sub-index would change approximately 10% if daily and weekly volatility differed by 15%
of volatility at resetting (1) over the next six months 2

[] Exposure is decreased when volatility is high and increased when volatility is low

[] This seeks to stabilize the volatility of DB EMERALD and limit dramatic fluctuations in highly volatile markets while continuing to generate returns during periods of low volatility

(1) Volatility at resetting is calculated on each rebalancing date by averaging the six-month implied volatility measured from S&P 500 options listed on the
CBOE and the three-month realized volatility of the S&P 500 Index (2) This relationship is hypothetical and is impacted by the absolute levels at which the daily and weekly volatilities are realized over the period. Higher volatilities result in a greater change; lower volatilities in a lesser change

DB EMERALD Bloomberg Ticker: DBVEMR

Index Construction

Delivering the Index

[] Implementing DB EMERALD requires trading a dynamically adjusting quantity of the S&P 500 Index on a daily basis

[] It also requires anticipating and matching the daily closing level of the
S&P 500, an additional source of slippage

[] The hedging strategy will not match DB EMERALD returns precisely, and slippage can be material in volatile times

[] Deutsche Bank's advantage: a broker-dealer with significant trading flows in the S&P 500 Index may be naturally positioned to bear the execution risk of the strategy

Risk Factors

NEGATIVE SERIAL CORRELATION STRATEGY RISK -- The tendency of daily returns of an index level to be followed by daily returns in the opposite direction is referred to as negative serial correlation. The net weekly change of an index exhibiting negative serial correlation would under-represent the amount by which the index moved during the week and realized volatility measured from daily returns of such an index would exceed realized volatility measured from weekly returns. DB EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500 Index by periodically buying daily volatility and selling weekly volatility on the S&P 500 Index in equal notional amounts. DB EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.
There is no assurance that any negative serial correlation of daily returns of the S&P 500 Index will exist at any time during the term of the securities and thus no assurance that DB EMERALD will appreciate during the term of the securities. DB EMERALD employs the methodology described herein to implement its underlying strategy. The return on securities is not linked to any other formula or measure that could be employed to monetize negative serial correlation of daily returns of the S&P 500. Investors in such securities linked to DB EMERALD will not benefit from any results determined on the basis of any such alternative measure.

DEUTSCHE BANK AG, LONDON BRANCH, AS THE SPONSOR OF DB EMERALD, MAY ADJUST THE
RELEVANT INDEX IN A WAY THAT AFFECTS ITS LEVEL AND MAY HAVE CONFLICTS OF
INTEREST -- Deutsche Bank AG, London Branch is the sponsor of DB EMERALD (the
"Index Sponsor") and will determine whether there has been a market disruption event with respect to DB EMERALD. In the event of any such market disruption event, the Index Sponsor may use an alternate method to calculate the closing level of DB EMERALD. The Index Sponsor carries out calculations necessary to promulgate DB EMERALD and maintains some discretion as to how such calculations are made. In particular, the Index Sponsor has discretion in selecting among methods of how to calculate DB EMERALD in the event the regular means of determining DB EMERALD are unavailable at the time a determination is scheduled to take place. There can be no assurance that any determinations made by the
Index Sponsor in these various capacities will not affect the value of the the levels of DB EMERALD. Any of these actions could adversely affect the value of securities or options linked to DB EMERALD. The Index Sponsor has no obligation to consider the interests of holders of securities linked to DB EMERALD in calculating or revising DB EMERALD.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on DB
EMERALD or investment strategies reflected by EB EMERALD (or any transaction, product or security related to DB EMERALD or any components thereof) . This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding of transactions, products or securities related to DB EMERALD. Any of these activities may affect DB EMERALD or transactions, products or securities related to DB EMERALD. Investors should make their own independent investigation of the merits of investing in contracts or products related to DB
EMERALD.

DB EMERALD HAS VERY LIMITED PERFORMANCE HISTORY -- Calculation of DB EMERALD
began on October 12, 2009. Therefore, DB EMERALD has very limited performance history and no actual investment which allowed tracking of the performance of
DB EMERALD was possible before that date.

Important Notes

The distribution of this document and the availability of some of the products and services referred to herein may be restricted by law in certain jurisdictions. Some products and services referred to herein are not eligible for sale in all countries and in any event may only be sold to qualified investors. Deutsche Bank will not offer or sell any products or services to any persons prohibited by the law in their country of origin or in any other relevant country from engaging in any such transactions.

Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of entering into or purchasing any transaction, product or security related to DB EMERALD (each, a
"Structured Product") . Before entering into any Structured Product you should take steps to ensure that you understand and have assessed with your financial advisor, or made an independent assessment of, the appropriateness of the transaction in the light of your own objectives and circumstances, including the possible risks and benefits of entering into such Structured Product.
Structured Products are not suitable for all investors due to illiquidity, optionality, time to redemption, and payoff nature of the strategy.

Deutsche Bank or persons associated with Deutsche Bank and their affiliates may: maintain a long or short position in securities referenced herein or in related futures or options; purchase, sell or maintain inventory; engage in any other transaction involving such securities; and earn brokerage or other compensation.

Any payout information, scenario analysis, and hypothetical calculations should in no case be construed as an indication of expected payout on an actual investment and/or expected behavior of an actual Structured Product.
Calculations of returns on Structured Products may be linked to a referenced index or interest rate. As such, the Structured Products may not be suitable for persons unfamiliar with such index or interest rate, or unwilling or unable to bear the risks associated with the transaction. Structured Product denominated in a currency, other than the investor's home currency, will be subject to changes in exchange rates, which may have an adverse effect on the value, price or income return of the products. These Structured Product may not be readily realizable investments and are not traded on any regulated market.
Structured Products involve risk, which may include interest rate, index, currency, credit, political, liquidity, time value, commodity and market risk and are not suitable for all investors.

The past performance of an index, securities or other instruments does not guarantee or predict future performance. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.

Deutsche Bank does not provide accounting, tax or legal advice.

BEFORE ENTERING INTO ANY TRANSACTION YOU SHOULD TAKE STEPS TO ENSURE THAT YOU
UNDERSTAND AND HAVE MADE AN INDEPENDENT ASSESSMENT OF THE APPROPRIATENESS OF
THE STRUCTURED PRODUCT IN LIGHT OF YOUR OWN OBJECTIVES AND CIRCUMSTANCES,
INCLUDING THE POSSIBLE RISKS AND BENEFITS OF ENTERING INTO SUCH STRUCTURED
PRODUCT. YOU SHOULD ALSO CONSIDER MAKING SUCH INDEPENDENT INVESTIGATIONS AS YOU
CONSIDER NECESSARY OR APPROPRIATE FOR SUCH PURPOSE.

"Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche
Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex Brown is a division of Deutsche Bank Securities Inc.

Backtested, hypothetical or simulated performance results presented herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

Structured Products linked to DB EMERALD discussed herein are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other US governmental agency. These Structured Products are not insured by any statutory scheme or governmental agency of the United Kingdom.

These Structured Products typically involve a high degree of risk, are not readily transferable and typically will not be listed or traded on any exchange and are intended for sale only to investors who are capable of understanding and assuming the risks involved. The market value of any Structured Product may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the equity prices and credit quality of any issuer or reference issuer.

Additional information may be available upon request. Any results shown do not reflect the impact of commission and/or fees, unless stated.

Important Notes

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

License Agreement with S&P

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Standard & Poor's, a division of the McGraw -Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the Structured Products or any member of the public regarding
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